FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 2, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Divisional performance

The operating profit/(loss)(1) of each division is shown below.

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	1,123	1,209	566	557	577
UK Corporate	1,132	1,361	589	543	693
Wealth	119	126	58	61	73
International Banking	290	326	141	149	194
Ulster Bank	174	162	98	76	78
US Retail & Commercial	414	378	206	208	257

Retail & Commercial	3,252	3,562	1,658	1,594	1,872
Markets	430	1,096	136	294	270
Central items	101	(151)	137	(36)	5

Core	3,783	4,507	1,931	1,852	2,147
Non-Core	45	(255)	117	(72)	(261)

Group operating profit before impairment losses	3,828	4,252	2,048	1,780	1,886

Impairment losses/(recoveries) by division
UK Retail	169	295	89	80	140
UK Corporate	379	357	194	185	181
Wealth	7	22	2	5	12
International Banking	154	62	99	55	27
Ulster Bank	503	717	263	240	323
US Retail & Commercial	51	47	32	19	28

Retail & Commercial	1,263	1,500	679	584	711
Markets	59	21	43	16	19
Central items	(3)	32	(3)	-	(2)

Core	1,319	1,553	719	600	728
Non-Core	831	1,096	398	433	607

Group impairment losses	2,150	2,649	1,117	1,033	1,335

Note:

(1)
Operating profit/(loss) before own credit adjustments, Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions, integration and restructuring costs, gain/(loss) on redemption of own debt, Asset Protection Scheme, amortisation of purchased intangible assets, strategic disposals and RFS Holdings minority interest.

Divisional performance (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	954	914	477	477	437
UK Corporate	753	1,004	395	358	512
Wealth	112	104	56	56	61
International Banking	136	264	42	94	167
Ulster Bank	(329)	(555)	(165)	(164)	(245)
US Retail & Commercial	363	331	174	189	229

Retail & Commercial	1,989	2,062	979	1,010	1,161
Markets	371	1,075	93	278	251
Central items	104	(183)	140	(36)	7

Core	2,464	2,954	1,212	1,252	1,419
Non-Core	(786)	(1,351)	(281)	(505)	(868)

Group operating profit	1,678	1,603	931	747	551

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	%	%	%	%	%

Net interest margin by division
UK Retail	3.53	3.59	3.56	3.49	3.57
UK Corporate	3.03	3.13	3.05	3.01	3.17
Wealth	3.48	3.68	3.41	3.55	3.69
International Banking	1.68	1.62	1.62	1.74	1.65
Ulster Bank	1.85	1.85	1.85	1.85	1.82
US Retail & Commercial	2.92	3.01	2.91	2.93	3.00

Retail & Commercial	2.91	2.92	2.92	2.90	2.93
Non-Core	(0.06)	0.28	0.15	(0.25)	0.24

Group net interest margin	1.97	1.90	2.00	1.94	1.94

	30 June 2013	31 March 2013	31 December 2012
	£bn	£bn	£bn

Total funded assets by division
UK Retail	116.1	117.1	117.4
UK Corporate	107.6	109.9	110.2
Wealth	21.3	21.7	21.4
International Banking	51.9	54.4	53.0
Ulster Bank	30.3	30.6	30.6
US Retail & Commercial	74.1	76.3	72.1

Retail & Commercial	401.3	410.0	404.7
Markets	267.9	288.0	284.5
Central Items	126.9	123.8	110.3

Core	796.1	821.8	799.5
Non-Core	45.4	52.9	57.4

	841.5	874.7	856.9
Direct Line Group	-	-	12.7
RFS Holdings minority interest	1.0	1.0	0.8

Group	842.5	875.7	870.4

Divisional performance (continued)

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	44.1	44.5	(1%)	45.7	(4%)
UK Corporate	88.1	87.0	1%	86.3	2%
Wealth	12.5	12.5	-	12.3	2%
International Banking	49.7	48.9	2%	51.9	(4%)
Ulster Bank	33.9	36.8	(8%)	36.1	(6%)
US Retail & Commercial	58.2	58.9	(1%)	56.5	3%

Retail & Commercial	286.5	288.6	(1%)	288.8	(1%)
Markets	86.8	88.5	(2%)	101.3	(14%)
Other (primarily Group Treasury)	12.3	10.2	21%	5.8	112%

Core	385.6	387.3	-	395.9	(3%)
Non-Core	46.3	54.6	(15%)	60.4	(23%)

Group before RFS Holdings minority interest	431.9	441.9	(2%)	456.3	(5%)
RFS Holdings minority interest	4.1	3.9	5%	3.3	24%

Group	436.0	445.8	(2%)	459.6	(5%)

Employee numbers by division (full time equivalents rounded to the nearest hundred)	30 June 2013	31 March 2013	31 December 2012

UK Retail	25,300	25,800	26,000
UK Corporate	13,800	13,600	13,300
Wealth	5,100	5,100	5,100
International Banking	4,800	4,800	4,600
Ulster Bank	4,800	5,000	4,500
US Retail & Commercial	18,500	18,600	18,700

Retail & Commercial	72,300	72,900	72,200
Markets	11,200	11,300	11,300
Group Centre	6,700	6,800	6,800

Core	90,200	91,000	90,300
Non-Core	2,200	2,600	3,100

	92,400	93,600	93,400
Business Services	29,000	29,100	29,100
Integration and restructuring	300	300	500

Group	121,700	123,000	123,000

UK Retail

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,952	1,989	987	965	988

Net fees and commissions	427	451	215	212	214
Other non-interest income	24	57	10	14	28

Non-interest income	451	508	225	226	242

Total income	2,403	2,497	1,212	1,191	1,230

Direct expenses
- staff	(358)	(424)	(180)	(178)	(213)
- other	(227)	(189)	(115)	(112)	(111)
Indirect expenses	(695)	(675)	(351)	(344)	(329)

	(1,280)	(1,288)	(646)	(634)	(653)

Operating profit before impairment losses	1,123	1,209	566	557	577
Impairment losses	(169)	(295)	(89)	(80)	(140)

Operating profit	954	914	477	477	437

Analysis of income by product
Personal advances	443	458	220	223	222
Personal deposits	227	353	124	103	168
Mortgages	1,277	1,159	649	628	596
Cards	419	431	210	209	212
Other	37	96	9	28	32

Total income	2,403	2,497	1,212	1,191	1,230

Analysis of impairments by sector
Mortgages	25	58	15	10	24
Personal	85	166	50	35	84
Cards	59	71	24	35	32

Total impairment losses	169	295	89	80	140

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.1%	0.1%	0.1%	-	0.1%
Personal	2.0%	3.6%	2.4%	1.6%	3.7%
Cards	2.1%	2.5%	1.7%	2.5%	2.3%

Total	0.3%	0.5%	0.3%	0.3%	0.5%

UK Retail (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012

Performance ratios
Return on equity (1)	25.8%	23.3%	26.1%	25.5%	22.5%
Net interest margin	3.53%	3.59%	3.56%	3.49%	3.57%
Cost:income ratio	53%	52%	53%	53%	53%

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	98.3	99.1	(1%)	99.1	(1%)
- personal	8.3	8.6	(3%)	8.8	(6%)
- cards	5.6	5.5	2%	5.7	(2%)

	112.2	113.2	(1%)	113.6	(1%)
Loan impairment provisions	(2.5)	(2.6)	(4%)	(2.6)	(4%)

Net loans and advances to customers	109.7	110.6	(1%)	111.0	(1%)

Risk elements in lending	4.3	4.4	(2%)	4.6	(7%)
Provision coverage (2)	58%	58%	-	58%	-

Customer deposits	111.6	110.1	1%	107.6	4%
Assets under management (excluding deposits)	5.8	6.2	(6%)	6.0	(3%)
Loan:deposit ratio (excluding repos)	98%	100%	(200bp)	103%	(500bp)

Risk-weighted assets (3)
- Credit risk (non-counterparty)	36.3	36.7	(1%)	37.9	(4%)
- Operational risk	7.8	7.8	-	7.8	-

Total risk-weighted assets	44.1	44.5	(1%)	45.7	(4%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Divisional RWAs are based on a long-term conservative average secured mortgage probability of default methodology rather than the current lower point in time basis required for regulatory reporting.

Key points
UK Retail continues to focus on making RBS and NatWest easy to deal with, delivering some great improvements for its customers. To be the best retail bank in the UK, UK Retail needs to deliver a consistently excellent service experience for its customers across all its channels. The division has continued to make progress, launching its new Private 24 service which gives Private Banking customers direct access to a Private Banking Officer any time of the day or night.

In June 2013, NatWest was voted the 'Most Trusted Mainstream Bank' in the UK by 20,000 people in an independent survey. Customers are our business and trust is the cornerstone of sustainable, long term relationships.

UK Retail (continued)

Key points (continued)
During Q2 2013, UK Retail launched the mortgage "NatYes" and "RBYES" advertising campaigns following significant investment in re-training its mortgage advisors during Q1 2013. Applications increased significantly in Q2 reaching their highest level since early 2012 and, supported by improved customer management information systems, advisors continue to help customers buy a home based on making the right financial decision for their individual circumstances.

UK Retail received a 5 star Defaqto award for the current account switcher service. This reinforces its commitment to make it easy and simple for customers to switch their current account in preparation for the launch of Industry Switcher in September 2013.

H1 2013 compared with H1 2012
•	Operating profit increased by £40 million or 4% to £954 million. Impairment losses were lower and income trends improved in the second quarter.

•
Customer deposits were 5% higher than 30 June 2012 with both instant access savings and current account balances continuing to grow. Mortgage balances grew marginally, with H1 2013 affected by the completion of the advisor re-training programme. Unsecured lending balances declined 7%, reflecting muted demand from customers and continued consumer deleveraging.

•
Net interest income declined by 2%, reflecting lower rates on current account hedges, partly offset by good mortgage income growth mainly due to widening of back book margins. Savings margins improved as market pricing eased, although on new business this was offset by tighter mortgage margins.

•	Non-interest income has been adversely affected by changes to the investment advice business following the Retail Distribution Review (RDR) resulting in lower front book advice income.

•	Costs remained tightly controlled with continued business focus on efficiency.
○ Staff costs were 16% lower following a headcount reduction of 2,200 as the division continues to streamline processes to improve customer experience.
○ Other direct costs increased due to higher Financial Services Compensation Scheme levy charges.
○ Greater investment in technology drove the increase in indirect costs.

•
In addition, the provision relating to historic Payment Protection Insurance (PPI) was increased by £0.2 billion, bringing the total PPI expense to date to £2.4 billion. This expense is not included in operating profit.

•	Impairment losses decreased by 43% as a result of lower default levels across all products, reflecting continued improvement in quality.

•	Risk-weighted assets fell by 7%, reflecting quality improvements and balance reductions across the unsecured portfolio.

UK Retail (continued)

Key points (continued)

Q2 2013 compared with Q1 2013
•	Operating profit was stable with a 2% increase in income offset by slightly higher costs and impairment losses.

•
Mortgage balances declined by 1% as advisor training during Q1 2013 affected mortgage completions. Mortgage application values increased by 72% versus Q1 2013, indicating a strong pipeline of lending which will flow through to completion from Q3 2013 onwards. Customer deposits continued to grow, driving the loan:deposit ratio down to 98%.

•
Net interest income increased by 2%, reflecting improved back book mortgage margins and wider savings margins as market pricing eased. These were partly offset by the continuation of lower rates on current account hedges.

•
Non-interest income was flat. Strong transactional income from higher debit and credit card volumes was offset by increased regulatory provisions relating to card payment protection. Investment advice income post-RDR remained at subdued levels.

•	Costs increased by 2%, mainly due to higher levels of marketing spend and increased investment in technology.

•	Impairment losses increased by 11%. Default levels remained broadly flat; however, the level of recoveries on previously defaulted unsecured debt was slightly lower than Q1 2013.

Q2 2013 compared with Q2 2012
•	Operating profit increased by 9% mainly due to lower impairments.

•
Net interest income from mortgages increased due to improved back book margins, partially offset by lower rates on current account hedges. Overall net interest income remained flat. Non-interest income was lower, reflecting a decline in investment advice income.

•	Total costs were down 1% as a fall in staff costs resulting from lower headcount was partially offset by higher regulatory charges and investment in technology.

•	Impairment losses fell by 36%, with improvements in asset quality resulting in lower default volumes.

UK Corporate

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,421	1,528	715	706	772

Net fees and commissions	656	682	335	321	346
Other non-interest income	149	202	92	57	93

Non-interest income	805	884	427	378	439

Total income	2,226	2,412	1,142	1,084	1,211

Direct expenses
- staff	(454)	(485)	(226)	(228)	(236)
- other	(218)	(174)	(113)	(105)	(89)
Indirect expenses	(422)	(392)	(214)	(208)	(193)

	(1,094)	(1,051)	(553)	(541)	(518)

Operating profit before impairment losses	1,132	1,361	589	543	693
Impairment losses	(379)	(357)	(194)	(185)	(181)

Operating profit	753	1,004	395	358	512

Analysis of income by business
Corporate and commercial lending	1,287	1,351	665	622	664
Asset and invoice finance	334	333	170	164	171
Corporate deposits	156	340	83	73	174
Other	449	388	224	225	202

Total income	2,226	2,412	1,142	1,084	1,211

Analysis of impairments by sector
Financial institutions	1	4	(1)	2	2
Hotels and restaurants	30	23	12	18	8
Housebuilding and construction	18	104	6	12	79
Manufacturing	13	19	5	8	19
Private sector education, health, social work, recreational and community services	69	43	44	25	21
Property	162	64	93	69	34
Wholesale and retail trade, repairs	39	49	7	32	16
Asset and invoice finance	6	20	5	1	11
Shipping	32	11	24	8	9
Other	9	20	(1)	10	(18)

Total impairment losses	379	357	194	185	181

UK Corporate (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Financial institutions	-	0.1%	(0.1%)	0.2%	0.1%
Hotels and restaurants	1.1%	0.8%	0.9%	1.3%	0.5%
Housebuilding and construction	1.2%	5.9%	0.8%	1.5%	9.0%
Manufacturing	0.6%	0.8%	0.5%	0.7%	1.6%
Private sector education, health, social work, recreational and community services	1.6%	1.0%	2.0%	1.1%	0.9%
Property	1.3%	0.5%	1.5%	1.1%	0.5%
Wholesale and retail trade, repairs	1.0%	1.1%	0.3%	1.5%	0.7%
Asset and invoice finance	0.1%	0.4%	0.2%	-	0.4%
Shipping	0.9%	0.3%	1.3%	0.4%	0.5%
Other	0.1%	0.2%	-	0.1%	(0.3%)

Total	0.7%	0.6%	0.7%	0.7%	0.7%

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012

Performance ratios
Return on equity (1)	11.3%	16.5%	11.8%	10.7%	16.8%
Net interest margin	3.03%	3.13%	3.05%	3.01%	3.17%
Cost:income ratio	49%	44%	48%	50%	43%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

UK Corporate (continued)

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- financial institutions	4.6	5.1	(10%)	5.8	(21%)
- hotels and restaurants	5.5	5.6	(2%)	5.6	(2%)
- housebuilding and construction	2.9	3.1	(6%)	3.4	(15%)
- manufacturing	4.4	4.7	(6%)	4.7	(6%)
- private sector education, health, social work, recreational and community services	8.7	8.8	(1%)	8.7	-
- property	24.1	24.4	(1%)	24.8	(3%)
- wholesale and retail trade, repairs	8.2	8.6	(5%)	8.5	(4%)
- asset and invoice finance	11.6	11.4	2%	11.2	4%
- shipping	7.3	7.7	(5%)	7.6	(4%)
- other	27.3	27.4	-	26.7	2%

	104.6	106.8	(2%)	107.0	(2%)
Loan impairment provisions	(2.4)	(2.4)	-	(2.4)	-

Net loans and advances to customers	102.2	104.4	(2%)	104.6	(2%)

Total third party assets	107.6	109.9	(2%)	110.2	(2%)
Risk elements in lending	6.2	5.3	17%	5.5	13%
Provision coverage (1)	39%	45%	(600bp)	45%	(600bp)

Customer deposits	126.2	123.9	2%	127.1	(1%)
Loan:deposit ratio (excluding repos)	81%	84%	(300bp)	82%	(100bp)

Risk-weighted assets
- Credit risk (non-counterparty)	79.7	78.6	1%	77.7	3%
- Operational risk	8.4	8.4	-	8.6	(2%)

	88.1	87.0	1%	86.3	2%

Note:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
In 2013, UK Corporate has continued to demonstrate its commitment to supporting the UK's economic recovery through a number of lending and other initiatives.

The division continued its full support of the Funding for Lending (FLS) scheme. Surpassing its original FLS commitment, UK Corporate has now allocated in excess of £3.9 billion of new FLS-related lending to over 23,000 customers, £2.3 billion of which has already been drawn. Mid-sized manufacturers are being offered targeted support, with interest rates reduced by more than 1% in some cases. Small and Medium Enterprise (SME) customers benefited from both lower interest rates and the removal of arrangement fees.

The division has also begun proactively reviewing the business needs of SME customers to understand if they could benefit from the offer of additional facilities. 'Statements of Appetite' have already been issued, to 1,400 customers offering over £1.4 billion of funding. By the end of this year all eligible SME customers will have been reviewed.

UK Corporate (continued)

Key points (continued)
To ensure that all avenues to increasing SME lending are explored, RBS announced the appointment of Sir Andrew Large and Oliver Wyman on 3 July to undertake a thorough and independent review of the lending standards and practices used by RBS and NatWest. The review will aim to identify any extra steps that RBS and NatWest can take to enhance support to SMEs and the wider UK economic recovery while maintaining safe and sound lending practices.

In H1 2013 over 7,000 customers benefited from the Business Banking Enterprise Programme, underlining UK Corporate's commitment to supporting the communities it operates in. Through its nationwide Start-Up Surgeries, Mobile Business School and Business Academies the Programme offers support and advice to aspiring entrepreneurs, new start-up businesses and established SMEs looking to grow. H1 2013 also saw UK Corporate expand its Two Percent Club nationwide. A high-level networking group, the Two Percent Club aims to help women from 500 UK organisations to achieve senior business roles.

H1 2013 compared with H1 2012
•	After a subdued first quarter, improving income trends in the second quarter helped operating profit for H1 2013 recover to £753 million, albeit down 25% on H1 2012.

•
Net interest income was down 7% due to tightening yield curves and dampened lending volumes. In addition, H1 2012 had the benefit from a revision to deferred income recognition of £58 million. Excluding this revision, underlying net interest margin increased as a result of deposit re-pricing, initiated in Q4 2012, and moderately increased asset margins.

•
Non-interest income contracted by 9%, including higher equity gains of £23 million offset by lower Markets revenue share income, down £38 million, and higher derivative close-out charges associated with impaired assets of £21 million.

•
Expenses were up 4%, reflecting continued investment spend, provisions for customer remediation and an increased share of branch network costs. These have been partially offset by management actions on staff incentives and lower Markets revenue share related costs.

•
Impairments were 6% higher as increased specific and latent provisions in the mid-to-large corporate business were substantially offset by reduced individual and collectively assessed provisions in the SME business.

•	The loan to deposit ratio improved by 400 basis points with deposit volumes broadly flat and lending volumes down 5% as business demand for credit remains weak.

•	Risk-weighted assets increased due to industry-wide regulatory capital model changes applying the slotting approach to real estate and also due to changes to models for the shipping portfolio.

UK Corporate (continued)

Key points (continued)

Q2 2013 compared with Q1 2013
•	Operating profit improved by 10%, reflecting an increase in non-interest income which was partly offset by slightly higher impairments. Return on equity rose from 10.7% to 11.8%.

•
Net interest income increased by 1% as a result of management actions taken on deposit and asset re-pricing in order to help mitigate the impact of continued lacklustre loan demand and an additional day in the quarter.

•	Non-interest income was up 13%, largely reflecting an equity gain of £20 million and improved transaction services income.

•	Expenses increased by 2% due to lower staff incentive cost releases, along with higher SME marketing and customer remediation costs.

•	Impairments increased by 5%, driven by a small number of individual cases, partially offset by a modest reduction in collectively assessed provisions.

•	Risk elements in lending increased by 17% to £6.2 billion, primarily driven by a small number of legacy commercial real estate and shipping-related exposures.

•	Risk-weighted assets increased by 1% due to regulatory capital model changes in shipping, partially offset by a number of assets moving into default.

Q2 2013 compared with Q2 2012
•	Operating profit declined by 23% reflecting the impact of economic factors, mainly interest rate driven, higher allocation of indirect costs and increased customer remediation provisions.

•
Net interest income fell by 7%, with the economic factors impacting deposit returns, subdued lending demand and the non-repeat of the deferred income recognition in Q2 2012 of £30 million, partially offset by improved asset margins as a result of re-pricing initiatives.

•	Non-interest income declined by 3% as a result of lower Markets revenue share and higher derivative close out charges, partially offset by an equity gain in Q2 2013.

•	Expenses increased by 7% as a result of higher customer remediation provisions and an increased share of branch network expenditure, partially offset by lower Markets revenue share related costs.

•	Impairments were up 7% due to higher individual and latent provisions partially offset by the releases in collectively assessed provisions.

Wealth

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	331	357	162	169	178

Net fees and commissions	180	183	91	89	90
Other non-interest income	34	53	19	15	35

Non-interest income	214	236	110	104	125

Total income	545	593	272	273	303

Direct expenses
- staff	(218)	(231)	(110)	(108)	(115)
- other	(51)	(85)	(27)	(24)	(42)
Indirect expenses	(157)	(151)	(77)	(80)	(73)

	(426)	(467)	(214)	(212)	(230)

Operating profit before impairment losses	119	126	58	61	73
Impairment losses	(7)	(22)	(2)	(5)	(12)

Operating profit	112	104	56	56	61

Analysis of income
Private banking	447	489	223	224	252
Investments	98	104	49	49	51

Total income	545	593	272	273	303

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Performance ratios
Return on equity (1)	12.1%	11.1%	12.1%	12.1%	13.1%
Net interest margin	3.48%	3.68%	3.41%	3.55%	3.69%
Cost:income ratio	78%	79%	79%	78%	76%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth (continued)

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.7	8.8	(1%)	8.8	(1%)
- personal	5.7	5.7	-	5.5	4%
- other	2.7	2.7	-	2.8	(4%)

	17.1	17.2	(1%)	17.1	-
Loan impairment provisions	(0.1)	(0.1)	-	(0.1)	-

Net loans and advances to customers	17.0	17.1	(1%)	17.0	-

Risk elements in lending	0.3	0.3	-	0.2	50%
Provision coverage (1)	39%	43%	(400bp)	44%	(500bp)
Assets under management (excluding deposits)	31.1	30.8	1%	28.9	8%
Customer deposits	38.9	39.6	(2%)	38.9	-

Loan:deposit ratio (excluding repos)	44%	43%	100bp	44%	-

Risk-weighted assets
- Credit risk (non-counterparty)	10.6	10.4	2%	10.3	3%
- Market risk	-	0.2	(100%)	0.1	(100%)
- Operational risk	1.9	1.9	-	1.9	-

	12.5	12.5	-	12.3	2%

Note:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
Wealth delivered a good performance in H1 2013. Operating profit increased, with lower expenses and impairments partially offset by the non-recurrence of the gain on sale of businesses in H1 2012 and the reduction in the spread earned on deposits, reflecting lower Group funding requirements, the sustained reduction in bank wholesale funding costs and a market-wide decline in rates. The Asian and Eastern European markets continue to provide revenue growth.

H1 2013 saw further progress on delivering the divisional strategy, including launching a new advice proposition which is fully compliant with the requirements of the UK's RDR. In addition, work continues to streamline client-facing processes and drive increased benefits from the division's global technology platform.

In June 2013, the division announced its intention to develop its Jersey operations as the centre of excellence for its international trust business, withdrawing from the Cayman Islands and restructuring the trust business in Geneva. Under the new trust strategy, Coutts will strengthen its international offering by re-positioning it as a market leading, client-centric trust business. This approach is consistent with the divisional strategy, which focuses on investing in relationships whilst driving greater quality and efficiency.

Wealth (continued)

Key points (continued)

H1 2013 compared with H1 2012
•
Operating profit increased by 8% with lower expenses and impairments partially offset by the non-recurrence of the gain on sale, £15 million, of the Latin American, Caribbean and African business in Q2 2012.

•	Excluding this one-off gain, income was down 6%. Improvements in lending margins were offset by the continued impact of lower spreads received on a number of Wealth's deposits.

•
Expenses decreased by 9% reflecting reduced headcount as a result of efficiency gains from investment in the global platform infrastructure. H1 2012 also included a Financial Services Authority fine and client redress payments.

•	Impairments were £15 million lower, as the credit quality of the loan book remained strong.

•	Client assets and liabilities managed by the division increased by 1%. Lending volumes remained stable and deposit volumes grew by 1%, predominantly in the UK. Assets under management also grew by 2%.

•	Return on equity increased by 100 basis points to 12.1% in line with the increase in operating profit.

Q2 2013 compared with Q1 2013
•	Operating profit was flat as higher expenses were offset by lower impairments.

•
Income was flat: a 6% increase in non-interest income, reflecting an increase in investment volumes and transactional activity, was offset by a decline in net interest income due to lower deposit funding rates. Further deposit re-pricing actions were taken in June 2013 to mitigate this impact.

•	Expenses increased by 1%, driven by restructuring expenditure in Q2 2013. Excluding this, staff costs were lower as a result of a reduction in headcount.

•
Client assets and liabilities managed by the division declined by 1%. Lending volumes were  stable, deposit volumes declined by 2% and assets under management grew by 1% due to net inflows of £0.9 billion primarily in international markets.

Q2 2013 compared with Q2 2012
•	Operating profit was 8% lower, largely driven by the non-recurrence of the gain on sale, £15 million, of the Latin American, Caribbean and African business in Q2 2012.

•
Income decreased by 10% as a result of the non-recurrence of the gain on sale in Q2 2012 and lower net interest income. Net interest income declined by 9%, reflecting lower income on deposit funding rates. Lending income increased with a sustained improvement in margins. Excluding the impact of the business sale, non-interest income was flat.

•	Expenses decreased by 7% due to lower headcount and the non-recurrence of the client redress in Q2 2012. Excluding this, expenses decreased by 3%, assisted by active management of discretionary costs.

•	Impairments were £10 million lower.

International Banking

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	374	494	177	197	234
Non-interest income	576	609	291	285	327

Total income	950	1,103	468	482	561

Direct expenses
- staff	(270)	(343)	(136)	(134)	(154)
- other	(72)	(96)	(34)	(38)	(48)
Indirect expenses	(318)	(338)	(157)	(161)	(165)

	(660)	(777)	(327)	(333)	(367)

Operating profit before impairment losses	290	326	141	149	194
Impairment losses	(154)	(62)	(99)	(55)	(27)

Operating profit	136	264	42	94	167

Of which:
Ongoing businesses	136	281	42	94	168
Run-off businesses	-	(17)	-	-	(1)

Analysis of income by product
Cash management	364	514	177	187	246
Trade finance	141	145	71	70	73
Loan portfolio	444	430	220	224	233

Ongoing businesses	949	1,089	468	481	552
Run-off businesses	1	14	-	1	9

Total income	950	1,103	468	482	561

Analysis of impairments by sector
Manufacturing and infrastructure	127	19	87	40	2
Property and construction	(5)	7	9	(14)	7
Transport and storage	24	(4)	-	24	-
Telecommunications, media and technology	(7)	9	(7)	-	-
Banks and financial institutions	-	31	-	-	19
Other	15	-	10	5	(1)

Total impairment losses	154	62	99	55	27

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.8%	0.2%	1.0%	0.5%	0.2%

International Banking (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012

Performance ratios (ongoing businesses)
Return on equity (1)	3.8%	9.0%	2.3%	5.2%	10.5%
Net interest margin	1.68%	1.62%	1.62%	1.74%	1.65%
Cost:income ratio	69%	69%	70%	69%	65%

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- manufacturing and infrastructure	16.6	16.9	(2%)	15.8	5%
- property and construction	2.4	2.5	(4%)	2.4	-
- transport and storage	3.5	2.8	25%	2.5	40%
- telecommunications, media and technology	1.7	2.6	(35%)	2.2	(23%)
- banks and financial institutions	7.7	7.9	(3%)	9.1	(15%)
- other	8.7	9.8	(11%)	10.2	(15%)

	40.6	42.5	(4%)	42.2	(4%)
Loan impairment provisions	(0.4)	(0.4)	-	(0.4)	-

Net loans and advances to customers	40.2	42.1	(5%)	41.8	(4%)
Loans and advances to banks	5.6	5.8	(3%)	4.8	17%
Securities	2.5	2.5	-	2.6	(4%)
Cash and eligible bills	0.2	0.4	(50%)	0.5	(60%)
Other	3.4	3.6	(6%)	3.3	3%

Total third party assets (excluding derivatives mark-to-market)	51.9	54.4	(5%)	53.0	(2%)
Risk elements in lending	0.5	0.6	(17%)	0.4	25%
Provision coverage (3)	75%	59%	1,600bp	93%	(1,800bp)

Customer deposits (excluding repos)	46.0	47.0	(2%)	46.2	-
Bank deposits (excluding repos)	6.1	4.7	30%	5.6	9%
Loan:deposit ratio (excluding repos)	87%	90%	(300bp)	91%	(400bp)

Risk-weighted assets
- Credit risk (non-counterparty)	45.0	44.2	2%	46.7	(4%)
- Operational risk	4.7	4.7	-	5.2	(10%)

	49.7	48.9	2%	51.9	(4%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Excludes disposal groups.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Run-off businesses (1)
Total income	1	14	-	1	9
Direct expenses	(1)	(31)	-	(1)	(10)

Operating profit/(loss)	-	(17)	-	-	(1)

Note:
(1)	Run-off businesses consist of the exited corporate finance business.

International Banking (continued)

Key points
International Banking continues to meet its customers' international needs through its three pillars of service (debt financing, risk management and transaction services) and chosen network. It focuses on initiatives that put customers at the centre of its business.

In H1 2013, International Banking continued its progress in strengthening its balance sheet, in particular its liability composition. Performance, however, continued to be negatively affected by ongoing economic pressures including: low interest rates, significant impairment losses and constrained corporate appetite for risk management activities.

Despite these headwinds, the division continued to earn external recognition for its efforts in serving its customers' needs, helping RBS Group gain further awards such as:

•	Best Bank for Liquidity Management in Western Europe and Central & Eastern Europe (Global Finance Awards 2013)

•	Best Supply Chain Finance Provider in Western Europe (Global Finance Awards 2013)

•	Deal of the year for Corporate Bonds in America and Europe (The Banker)

•	Deal of the year for Loans in Europe and Middle East (The Banker)

•	Number One in Sterling denominated Debt Capital Markets in Q2 2013, Number Two for H1 2013 (Dealogic).

H1 2013 compared with H1 2012
•	Operating profit was down £128 million, or 48%, driven by higher impairments and lower income, partially offset by lower expenses.

•	Income decreased by £153 million, 14%:
○ Cash Management decreased by 29%, reflecting a decline in both three-month LIBOR and five year fixed rates as well as increased funding costs of liquidity buffer requirements.
○
Loan Portfolio income was up 3%, mainly due to market movements associated with credit hedging activities and lower associated funding costs, partly offset by the impact on net interest income of the smaller balance sheet

•
Total expenses decreased by £117 million, or 15%, reflecting continued focus on cost reduction, which has been achieved through timely run-off of discontinued businesses, headcount reduction and management of technology and infrastructure support costs. Revenue-linked expenses also fell in line with the decrease in income.

•	Impairment losses increased by £92 million and included two large single-name provisions, in the manufacturing and infrastructure sector, totalling £109 million.

•	Return on equity was 4% compared with 9% in H1 2012.

•	Customer deposits increased by £4 billion in line with the division's strategy to meet its loan:deposit ratio objectives.

•
Third party assets were down 15%, reflecting a continued trend of repayments as customers carefully manage their debt profile in light of unfavourable economic conditions. This was partially offset by growth in Trade Finance as the business continues to grow capital efficient lending and increase market share.

•	Risk-weighted assets increased by 8% as regulatory credit model uplifts were only partly offset by continued mitigation activity.

International Banking (continued)

Key points (continued)

Q2 2013 compared with Q1 2013
•	Operating profit decreased by £52 million as a decline in income and increase in impairments were only partially mitigated by lower expenses.

•	Income was 3% lower:
○ Cash Management income was affected by increased funding costs of liquidity buffer requirements.
○ Loan Portfolio income was down, as Q1 2013 included one large hedging transaction.

•	Expenses declined by £6 million, driven by lower infrastructure support costs.

•	Impairments were higher, principally reflecting a £55 million single name provision.
•	Third party assets declined by 5% following increased levels of customer repayments.

•	Customer deposits remained stable while bank deposits were up 30%, driven by two significant transactions.

•	Risk-weighted assets increased by 2%, reflecting the impact of regulatory uplifts, partially offset by repayments and loan sale mitigation.

Q2 2013 compared with Q2 2012
•	Operating profit decreased by £125 million as lower income and higher impairment losses were only partially offset by cost reduction.

•	Income was 17% lower:
○ Cash Management income was affected by margin compression.
○ Loan Portfolio decreased by 6% due to lower ancillary income.

•	Expenses declined by £40 million as benefits were realised from the run-off of discontinued businesses and planned headcount reductions. In addition, discretionary expenses were effectively managed.

Ulster Bank

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	308	325	154	154	160

Net fees and commissions	69	73	35	34	35
Other non-interest income	73	22	53	20	11

Non-interest income	142	95	88	54	46

Total income	450	420	242	208	206

Direct expenses
- staff	(124)	(107)	(67)	(57)	(54)
- other	(27)	(22)	(12)	(15)	(10)
Indirect expenses	(125)	(129)	(65)	(60)	(64)

	(276)	(258)	(144)	(132)	(128)

Operating profit before impairment losses	174	162	98	76	78
Impairment losses	(503)	(717)	(263)	(240)	(323)

Operating loss	(329)	(555)	(165)	(164)	(245)

Analysis of income by business
Corporate	170	190	88	82	88
Retail	209	174	120	89	86
Other	71	56	34	37	32

Total income	450	420	242	208	206

Analysis of impairments by sector
Mortgages	181	356	91	90	141
Commercial real estate
- investment	97	91	51	46	51
- development	26	24	12	14	10
Other corporate	186	217	111	75	103
Other lending	13	29	(2)	15	18

Total impairment losses	503	717	263	240	323

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	1.8%	3.7%	1.8%	1.8%	2.9%
Commercial real estate
- investment	5.4%	4.9%	5.7%	5.1%	5.5%
- development	7.4%	6.0%	6.9%	8.0%	5.0%
Other corporate	5.0%	5.5%	5.9%	3.8%	5.2%
Other lending	2.0%	4.1%	(0.6%)	4.6%	5.1%

Total	3.1%	4.3%	3.2%	2.9%	3.9%

Ulster Bank (continued)

Key metrics

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012

Performance ratios
Return on equity (1)	(13.8%)	(22.8%)	(14.1%)	(13.5%)	(19.8%)
Net interest margin	1.85%	1.85%	1.85%	1.85%	1.82%
Cost:income ratio	61%	61%	60%	63%	62%

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	19.8	19.7	1%	19.2	3%
Commercial real estate
- investment	3.6	3.6	-	3.6	-
- development	0.7	0.7	-	0.7	-
Other corporate	7.5	7.8	(4%)	7.8	(4%)
Other lending	1.3	1.3	-	1.3	-

	32.9	33.1	(1%)	32.6	1%
Loan impairment provisions	(4.4)	(4.2)	5%	(3.9)	13%

Net loans and advances to customers	28.5	28.9	(1%)	28.7	(1%)

Risk elements in lending
Mortgages	3.4	3.4	-	3.1	10%
Commercial real estate
- investment	1.9	1.6	19%	1.6	19%
- development	0.5	0.4	25%	0.4	25%
Other corporate	2.6	2.4	8%	2.2	18%
Other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	8.6	8.0	8%	7.5	15%
Provision coverage (2)	52%	53%	(100bp)	52%	-

Customer deposits	23.1	22.7	2%	22.1	5%
Loan:deposit ratio (excluding repos)	123%	127%	(400bp)	130%	(700bp)

Risk-weighted assets
- Credit risk
- non-counterparty	31.3	34.3	(9%)	33.6	(7%)
- counterparty	0.6	0.6	-	0.6	-
- Market risk	0.3	0.2	50%	0.2	50%
- Operational risk	1.7	1.7	-	1.7	-

	33.9	36.8	(8%)	36.1	(6%)

Spot exchange rate - €/£	1.169	1.183		1.227

Notes:
(1)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank (continued)

Key points
Operating results remained stable in Q2 2013 and improved significantly from H1 2012 primarily reflecting lower impairment losses driven by a stabilisation in economic conditions.

Ulster Bank continued to work towards creating a customer-centric bank and launched a number of new initiatives during Q2 2013:
•	Further enhancements to online and mobile apps improved the service for both retail and business customers.

•	Opening hours in the customer contact centre have been extended to 24 hours, 7 days a week to support Anytime banking customers.

•	The introduction of an Emergency Cash service via ATMs for customers who have lost their debit card or had it stolen.

•
The introduction of tailored corporate products for the not-for-profit sector makes it easier for customers to make donations to charities via the ATM network or through the bank's core websites and provides flexible day-to-day banking with free transaction fees for registered charities.

The bank continued to work with customers in arrears and further investment was made in programmes to support customers in financial difficulty.

Customer deposit balances increased for the third consecutive quarter and have grown by 12% from Q2 2012 as the bank continued to strengthen its balance sheet. The loan:deposit ratio improved by 400 basis points in the quarter to 123%, significantly lower than the 144% reported in Q2 2012.

H1 2013 compared with H1 2012
•	Operating loss decreased by £226 million driven by a significant improvement in impairment losses.

•
Net interest income fell by £17 million, primarily reflecting the relatively high cost of deposit raising. However, net interest margin remained steady at 1.85% as product re-pricing initiatives and the benefit of a smaller stock of liquid assets offset the higher deposit costs.

•	Non-interest income increased by £47 million primarily reflecting a significant gain on economic hedges of the mortgage portfolio.

•	Expenses increased by £18 million reflecting further investment in programmes to support customers in arrears, higher pension charges and the cost of mandatory change programmes.

•
Impairment losses fell by £214 million or 30%, with a significant reduction in losses on the mortgage portfolio as the pace of arrears formation slowed and residential property prices stabilised. Q2 2013 saw the first quarter on quarter decline in 90 day past due mortgage arrears since Q2 2008.

•
The loan:deposit ratio improved from 144% to 123%. Customer deposit balances increased by 8% on a constant currency basis, primarily in the retail and SME sectors. Loan balances declined by 5% in constant currency terms reflecting limited new lending due to low levels of demand coupled with amortisation as customers reduce their debt levels.

Ulster Bank (continued)

Key points (continued)

H1 2013 compared with H1 2012 (continued)
•
Risk elements in lending increased versus 30 June 2012 primarily reflecting further deterioration in credit quality during H2 2012. During H1 2013 credit trends have improved albeit risk elements in lending increased by a further £0.6 billion largely driven by the inclusion of exposures relating to corporate customers which were 90 days past due but subject to on-going renegotiations and awaiting final agreement with the customers.

•
Risk-weighted assets, which substantially represent the capital requirement of the performing loan book, decreased by 9% compared with 30 June 2012. This reflects a smaller performing loan book due in part to the impact of exposures on corporate customers which were 90 days past due, coupled with an improvement in credit metrics arising from stabilising economic conditions.

Q2 2013 compared with Q1 2013
•	The significant improvement in financial performance achieved in Q1 2013 was maintained during Q2 2013, with operating loss stable at £165 million.

•	Net interest income and net interest margin remained stable. Non-interest income increased by £34 million, principally due to gains on economic hedges of the mortgage portfolio.

•
Expenses increased by £12 million reflecting the impact of an impairment charge on own property assets of £5 million, along with further investment in programmes to support customers in financial difficulty and the cost of mandatory change programmes.

•
Impairment losses on the mortgage portfolio remained stable as a significant improvement in the level of defaults and property values was maintained during Q2 2013. The underlying credit metrics on the corporate portfolio also continued to stabilise; however, overall impairment losses increased in the quarter due to a small number of significant charges on individual counterparty exposures. The increase in risk elements in lending during Q2 2013 was largely driven by the inclusion of exposures relating to corporate customers which were 90 days past due but subject to on-going renegotiations and awaiting final agreement with the customers.

•	Deposit balances increased by 2% in the quarter, while loan balances fell marginally. The loan:deposit ratio improved by 400 basis points to 123%.

•	Risk-weighted assets reduced by 8% reflecting improved credit metrics as economic conditions stabilised and the impact of exposures on corporate customers which were 90 days past due.

Q2 2013 compared with Q2 2012
•	Operating loss decreased by £80 million, driven by higher income and lower impairment losses.

•
Income increased by £36 million largely driven by gains on economic hedges of the mortgage portfolio. Net interest margin increased by 3 basis points reflecting product re-pricing coupled with the benefit of a reduced stock of liquid assets.

•	Expenses increased by £16 million reflecting further investment in programmes to support customers in arrears, higher pension charges and the cost of mandatory change programmes.

•	Impairment losses fell by £60 million, primarily in the mortgage portfolio, reflecting a stabilisation in the macroeconomic environment in the Republic of Ireland.

US Retail & Commercial (£ Sterling)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	944	979	473	471	488

Net fees and commissions	382	397	192	190	198
Other non-interest income	188	195	86	102	129

Non-interest income	570	592	278	292	327

Total income	1,514	1,571	751	763	815

Direct expenses
- staff	(557)	(532)	(278)	(279)	(262)
- other	(477)	(504)	(231)	(246)	(261)
- litigation settlement	-	(88)	-	-	-
Indirect expenses	(66)	(69)	(36)	(30)	(35)

	(1,100)	(1,193)	(545)	(555)	(558)

Operating profit before impairment losses	414	378	206	208	257
Impairment losses	(51)	(47)	(32)	(19)	(28)

Operating profit	363	331	174	189	229

Average exchange rate - US$/£	1.544	1.577	1.536	1.552	1.582

Analysis of income by product
Mortgages and home equity	249	267	123	126	133
Personal lending and cards	204	199	104	100	101
Retail deposits	379	440	189	190	223
Commercial lending	335	311	167	168	151
Commercial deposits	200	224	98	102	112
Other	147	130	70	77	95

Total income	1,514	1,571	751	763	815

Analysis of impairments by sector
Residential mortgages	12	2	10	2	(4)
Home equity	37	42	18	19	20
Corporate and commercial	(35)	(22)	(11)	(24)	(6)
Other consumer	37	20	15	22	17
Securities	-	5	-	-	1

Total impairment losses	51	47	32	19	28

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.4%	0.1%	0.7%	0.1%	(0.3%)
Home equity	0.6%	0.6%	0.5%	0.6%	0.6%
Corporate and commercial	(0.3%)	(0.2%)	(0.2%)	(0.4%)	(0.1%)
Other consumer	0.8%	0.5%	0.7%	1.0%	0.8%

Total	0.2%	0.2%	0.2%	0.1%	0.2%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012

Performance ratios
Return on equity (1)	8.0%	7.3%	7.7%	8.2%	10.0%
Adjusted return on equity (2)	8.0%	8.4%	7.7%	8.2%	8.3%
Net interest margin	2.92%	3.01%	2.91%	2.93%	3.00%
Cost:income ratio	73%	76%	73%	73%	68%
Adjusted cost:income ratio (2)	73%	72%	73%	73%	72%

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	5.8	6.0	(3%)	5.8	-
- home equity	13.5	13.8	(2%)	13.3	2%
- corporate and commercial	25.2	25.1	-	23.8	6%
- other consumer	8.8	8.9	(1%)	8.4	5%

	53.3	53.8	(1%)	51.3	4%
Loan impairment provisions	(0.3)	(0.3)	-	(0.3)	-

Net loans and advances to customers	53.0	53.5	(1%)	51.0	4%

Total third party assets	74.6	77.0	(3%)	72.8	2%
Investment securities	11.5	11.9	(3%)	12.0	(4%)
Risk elements in lending
- retail	0.9	0.9	-	0.8	13%
- commercial	0.2	0.4	(50%)	0.3	(33%)

Total risk elements in lending	1.1	1.3	(15%)	1.1	-
Provision coverage (3)	23%	22%	100bp	25%	(200bp)

Customer deposits (excluding repos)	60.1	62.4	(4%)	59.2	2%
Bank deposits (excluding repos)	1.6	1.7	(6%)	1.8	(11%)
Loan:deposit ratio (excluding repos)	88%	86%	200bp	86%	200bp

Risk-weighted assets
- Credit risk
- non-counterparty	52.7	53.1	(1%)	50.8	4%
- counterparty	0.6	0.8	(25%)	0.8	(25%)
- Operational risk	4.9	5.0	(2%)	4.9	-

	58.2	58.9	(1%)	56.5	3%

Spot exchange rate - US$/£	1.520	1.517		1.616

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Excludes the litigation settlement in Q1 2012 and net gain on sale of Visa B shares in Q2 2012.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
●	Sterling weakened against the US dollar during the first half of 2013, with the spot exchange rate decreasing 6% compared with 31 December 2012.

●	Performance is described in full in the US dollar-based financial statements set out on pages 50 to 53.

US Retail & Commercial (US Dollar)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	$m	$m	$m	$m	$m

Income statement
Net interest income	1,457	1,544	726	731	772

Net fees and commissions	590	625	295	295	313
Other non-interest income	291	307	133	158	204

Non-interest income	881	932	428	453	517

Total income	2,338	2,476	1,154	1,184	1,289

Direct expenses
- staff	(861)	(839)	(428)	(433)	(414)
- other	(737)	(794)	(356)	(381)	(415)
- litigation settlement	-	(138)	-	-	-
Indirect expenses	(102)	(108)	(54)	(48)	(54)

	(1,700)	(1,879)	(838)	(862)	(883)

Operating profit before impairment losses	638	597	316	322	406
Impairment losses	(78)	(74)	(48)	(30)	(43)

Operating profit	560	523	268	292	363

Analysis of income by product
Mortgages and home equity	384	422	189	195	211
Personal lending and cards	314	314	159	155	160
Retail deposits	586	693	291	295	352
Commercial lending	518	490	257	261	239
Commercial deposits	309	353	151	158	177
Other	227	204	107	120	150

Total income	2,338	2,476	1,154	1,184	1,289

Analysis of impairments by sector
Residential mortgages	19	3	16	3	(6)
Home equity	56	65	27	29	30
Corporate and commercial	(53)	(34)	(17)	(36)	(9)
Other consumer	56	33	22	34	27
Securities	-	7	-	-	1

Total impairment losses	78	74	48	30	43

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.4%	0.1%	0.7%	0.1%	(0.3%)
Home equity	0.6%	0.6%	0.5%	0.6%	0.5%
Corporate and commercial	(0.3%)	(0.2%)	(0.2%)	(0.4%)	(0.1%)
Other consumer	0.8%	0.5%	0.7%	1.0%	0.8%

Total	0.2%	0.2%	0.2%	0.1%	0.2%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012

Performance ratios
Return on equity (1)	8.0%	7.3%	7.7%	8.2%	10.0%
Adjusted return on equity (2)	8.0%	8.4%	7.7%	8.2%	8.3%
Net interest margin	2.92%	3.01%	2.91%	2.93%	3.00%
Cost:income ratio	73%	76%	73%	73%	68%
Adjusted cost:income ratio (2)	73%	72%	73%	73%	72%

	30 June 2013	31 March 2013		31 December 2012
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	8.9	9.1	(2%)	9.4	(5%)
- home equity	20.4	20.9	(2%)	21.5	(5%)
- corporate and commercial	38.3	38.1	1%	38.5	(1%)
- other consumer	13.4	13.5	(1%)	13.5	(1%)

	81.0	81.6	(1%)	82.9	(2%)
Loan impairment provisions	(0.4)	(0.4)	-	(0.5)	(20%)

Net loans and advances to customers	80.6	81.2	(1%)	82.4	(2%)

Total third party assets	113.3	116.8	(3%)	117.7	(4%)
Investment securities	17.4	18.1	(4%)	19.5	(11%)
Risk elements in lending
- retail	1.3	1.4	(7%)	1.3	-
- commercial	0.4	0.5	(20%)	0.6	(33%)

Total risk elements in lending	1.7	1.9	(11%)	1.9	(11%)
Provision coverage (3)	23%	22%	100bp	25%	(200bp)

Customer deposits (excluding repos)	91.4	94.6	(3%)	95.6	(4%)
Bank deposits (excluding repos)	2.4	2.6	(8%)	2.9	(17%)
Loan:deposit ratio (excluding repos)	88%	86%	200bp	86%	200bp

Risk-weighted assets
- Credit risk
- non-counterparty	79.9	80.6	(1%)	82.0	(3%)
- counterparty	1.0	1.2	(17%)	1.4	(29%)
- Operational risk	7.5	7.5	-	7.9	(5%)

	88.4	89.3	(1%)	91.3	(3%)

Notes:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).
(2)	Excludes the litigation settlement in Q1 2012 and net gain on sale of Visa B shares in Q2 2012.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

US Retail & Commercial (US Dollar) (continued)

Key points
In Q2 2013, US R&C continued to focus on its back-to-basics strategy, which concentrates on core banking products and on competing on service and product capabilities rather than on price.

Small Business Banking and Commercial Enterprise Banking were integrated into one consolidated SME division within Consumer Banking, targeting companies with up to $25 million in annual sales. The consolidation will enhance the customer experience, transform sales and service, and align products and processes.

Consumer Banking continued to improve convenience for its customers with the installation of additional intelligent deposit machines and the introduction of a simplified online banking log-in screen. Consumer Banking also continued to grow and deepen customer relationships, evidenced by the upward trends in online banking usage, online bill payments, and direct deposit penetration. The penetration of deposit customers with a consumer loan product maintained an upward trajectory (improving from 29.4% to 31.9% year on year) indicating more effective cross-sell efforts.

Commercial Banking launched its new Middle Market Client Onboarding Program in May 2013. The program includes a series of individually customised communications to new clients over the first 90 days of their relationship. Early results from follow up satisfaction surveys indicate a very positive experience.

Corporate Finance & Capital Markets, which was launched in 2009, continued to take market share, not only from its regional competitors but also from the large money centre banks, while maintaining its strong traditional Middle Market league tables rank of #6 (data as of Q1 2013).

In the area of innovation, the division's strategic alliance with Oppenheimer won the Barlow Research Associates' Monarch Innovation Award for "Most Innovative Product". The award highlights RBS Citizens' commitment to making it easier for middle market companies to develop financial strategies that encompass both commercial banking and investment banking products and services.

H1 2013 compared with H1 2012
•
Operating profit of $560 million was up $37 million, 7%. An unsettled economy, combined with significant market liquidity has resulted in intensified competitive pricing and terms for loans. While short-term rates remained low, there was a sudden increase in the 10 year Treasury rate at the end of H1 2013 ending the half year at 2.52%, up 85 bps from the prior year.

•
Net interest income was down 6% due to a smaller investment portfolio, consumer loan run-off and the effect of prevailing economic conditions on asset yields, partially offset by the benefit of $4 billion of interest rate hedges executed during H1 2013 along with favourable funding costs and commercial loan growth.

•	Loans and advances were down 1%, with run-off of long-term fixed-rate consumer products partially offset by commercial loan growth.

•
Customer deposits were down 2% due to planned run-off of high priced time deposits partially offset by growth achieved in checking balances and savings products. Consumer checking balances grew by 3% while small business checking balances grew by 7% over the year.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

H1 2013 compared with H1 2012(continued)
•
Excluding the $75 million gross gain on the sale of Visa B shares in H1 2012, non-interest income was up $24 million, or 3%, reflecting higher securities gains (up $68 million), offset by lower mortgage banking fees and deposit fees.

•
Excluding the $138 million litigation settlement in H1 2012 relating to a class action lawsuit regarding the way overdraft fees were assessed on customer accounts prior to 2010 and the $13 million litigation reserve associated with the sale of Visa B shares, expenses were down 2%. This largely reflects a mortgage servicing rights impairment recapture of $39 million driven by the increase in long-term rates, partially offset by the cost of regulatory compliance and new technology investments.

•	Impairment losses remained low at $78 million, or 0.2% of loans and advances.

Q2 2013 compared with Q1 2013
•	Operating profit of $268 million decreased by $24 million, or 8%.

•	Net interest income of $726 million was broadly in line with Q1 2013.

•	Non-interest income was down $25 million, or 6%, reflecting lower securities gains (down $10 million), mortgage fees and commercial banking fee income.

•
Expenses decreased by $24 million, or 3%, largely reflecting a mortgage servicing rights impairment recapture driven by the increase in long-term rates. The 10 year Treasury rate was up 65 bps from the prior quarter.

•	Impairment losses remained low at $48 million; the credit environment remained broadly stable in the quarter.

Q2 2013 compared with Q2 2012
•
Operating profit of $268 million decreased by $33 million, or 11% excluding the $62 million net gain on the sale of Visa B shares in Q2 2012. Income, expense and impairment drivers are consistent with H1 2013 compared with H1 2012.

Markets

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	56	56	26	30	32

Net fees and commissions receivable	126	200	49	77	73
Income from trading activities	1,663	2,465	747	916	917
Other operating income (net of related funding costs)	17	79	-	17	44

Non-interest income	1,806	2,744	796	1,010	1,034

Total income	1,862	2,800	822	1,040	1,066

Direct expenses
- staff	(686)	(970)	(301)	(385)	(425)
- other	(389)	(352)	(207)	(182)	(185)
Indirect expenses	(357)	(382)	(178)	(179)	(186)

	(1,432)	(1,704)	(686)	(746)	(796)

Operating profit before impairment losses	430	1,096	136	294	270
Impairment losses	(59)	(21)	(43)	(16)	(19)

Operating profit	371	1,075	93	278	251

Of which:
Ongoing businesses	373	1,129	94	279	268
Run-off businesses	(2)	(54)	(1)	(1)	(17)

Analysis of income by product
Rates and investor products (IP) (1)	735	1,431	395	340	507
Currencies	449	421	257	192	175
Asset backed products (ABP)	611	805	174	437	378
Credit markets	384	497	146	238	184

Total income ongoing businesses	2,179	3,154	972	1,207	1,244
Inter-divisional revenue share	(317)	(360)	(150)	(167)	(174)
Run-off businesses	-	6	-	-	(4)

Total income	1,862	2,800	822	1,040	1,066

Memo - Fixed income and currencies
Rates & IP/Currencies/ABP/Credit markets	2,179	2,940	972	1,207	1,153
Less: primary credit markets	(269)	(303)	(130)	(139)	(132)

Total fixed income and currencies	1,910	2,637	842	1,068	1,021

Note:
(1)
In Q4 2012, Investor Products and Equity Derivatives (IPED) operation was moved into Rates to form part of the Derivative Product Solutions (DPS) business. Includes IPED (H1 2012 - £214 million; Q2 2012 - £91 million) which are not included in fixed income and currencies.

Markets (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Performance ratios (ongoing businesses)
Return on equity (1)	5.5%	14.0%	2.8%	8.0%	6.8%
Cost:income ratio	77%	59%	83%	72%	73%
Compensation ratio (2)	37%	33%	37%	37%	39%

	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (ongoing businesses)
Loans and advances to customers (gross)	28.2	32.0	(12%)	29.8	(5%)
Loan impairment provisions	(0.2)	(0.2)	-	(0.2)	-

Net loans and advances to customers	28.0	31.8	(12%)	29.6	(5%)
Net loans and advances to banks (3)	16.0	20.1	(20%)	16.6	(4%)
Reverse repos	98.9	100.8	(2%)	103.8	(5%)
Securities	84.9	90.7	(6%)	92.4	(8%)
Cash and eligible bills	18.0	24.3	(26%)	30.2	(40%)
Other	21.9	20.2	8%	11.8	86%

Total third party assets (excluding derivatives mark-to-market)	267.7	287.9	(7%)	284.4	(6%)
Net derivative assets (after netting)	21.0	21.7	(3%)	21.9	(4%)

Provision coverage (4)	78%	76%	200bp	77%	100bp

Customer deposits (excluding repos)	26.4	25.7	3%	26.3	-
Bank deposits (excluding repos)	34.0	43.7	(22%)	45.4	(25%)

Risk-weighted assets
- Credit risk
- non-counterparty	12.5	12.4	1%	14.0	(11%)
- counterparty	30.8	32.7	(6%)	34.7	(11%)
- Market risk	33.7	33.6	-	36.9	(9%)
- Operational risk	9.8	9.8	-	15.7	(38%)

	86.8	88.5	(2%)	101.3	(14%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.
(3)	Excludes disposal groups.
(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Markets (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
Run-off businesses (1)	£m	£m	£m	£m	£m

Total income	-	6	-	-	(4)
Direct expenses	(2)	(60)	(1)	(1)	(13)

Operating loss	(2)	(54)	(1)	(1)	(17)

	30 June 2013	31 March 2013	31 December 2012
Run-off businesses (1)	£bn	£bn	£bn

Total third party assets (excluding derivatives mark-to-market)	0.2	0.1	0.1

Note:
(1)	Run-off businesses consist of the exited cash equities, corporate broking and equity capital markets operations.

Key points
Markets focused on reducing its balance sheet and lowering risk during H1 2013, in line with the division's objectives, announced in February 2013, of reaching £80 billion Basel III risk-weighted assets by the end of 2014. Third party assets and risk-weighted assets are both significantly lower than 31 December 2012, down by £17 billion and £15 billion, respectively.

The reduced scale of the balance sheet combined with market uncertainty, following the Federal Reserve's comments about a tapering of quantitative easing, has limited opportunities for income generation. This contrasts with H1 2012 when markets were boosted by the European Central Bank's (ECB's) Long Term Refinancing Operation (LTRO).

Implementation of the restructuring announced in June 2013 will enable Markets to concentrate its resources on its strongest products and services, in fixed income and currencies, while continuing to support a global client franchise in a changing regulatory environment. As part of the restructuring Markets anticipates a c.2,000 reduction in headcount which is expected to be substantially completed by the end of 2014. This will contribute to an annualised cost base of the restructured business expected to be around £2.1 billion by 2015.

H1 2013 compared with H1 2012
•
Operating profit fell by £704 million as Markets managed down both the scale and risk of the balance sheet. This, combined with a weaker trading performance, had a negative impact on income, although it was mitigated by a continued focus on costs which were 16% lower than H1 2012.

•
Rates income fell as risk was reduced and the trading performance was weaker. Fixed income markets were challenging following the Federal Reserve's indication that quantitative easing may be tapered earlier than anticipated, which contrasted with H1 2012 when the impact of the ECB's LTRO on market conditions resulted in significant gains.

•
Higher Currencies income was primarily driven by FX Options, which benefited from market volatility in response to Central Bank actions in the US and Japan. The Spot FX business continued to deliver good performance in a highly competitive market.

•
Asset Backed Products continued to perform well, although income was lower as a result of a weaker market rally in 2013 compared with 2012 and, during Q2 2013, a market sell-off of agency backed products after the Federal Reserve signalled a potential tapering of its asset buying programme.

Markets (continued)

Key points (continued)

H1 2013 compared with H1 2012 (continued)
•
Credit Markets results reflected lower revenue from both Flow Credit Trading, which benefitted from a rally in corporate credit at the beginning of H1 2012, and Origination, where client activity was down as the business's focus on investment grade clients limited opportunities to benefit from the growth in high yield issuance.

•
Staff expenses were 29% lower, reflecting both the substantial reductions in headcount that took place during 2012 and a reduced level of variable compensation. Although discretionary expenditure remained tightly controlled, other expenses have increased, driven by higher legal costs and mandatory investment spend.

•	Impairments reflected a small number of individual provisions in both H1 2012 and H1 2013.

•
The significant reduction in third party assets and, in particular, the £15 billion fall in risk-weighted assets since 31 December 2012 reflects Markets' commitment to risk reduction and balance sheet management, despite continuing upwards pressure from regulators on risk- weightings.

Q2 2013 compared with Q1 2013
•
Operating profit declined to £93 million driven by a 21% fall in income. Market expectations of a tapering of quantitative easing drove volatility in Rates and a sell-off in Asset Backed Products, although the FX business benefited from currency volatility.

•	Rates improved compared with a weak Q1 2013, although volatility in fixed income markets continued to present challenging trading conditions.

•
Currencies income increased by 34% as options products gained from recent volatility and US dollar strengthening against both the Japanese yen and emerging market currencies. Spot FX remained consistent with a strong Q1 2013.

•
Asset Backed Products weakened as markets sold agency backed securities in anticipation of an easing of the Federal Reserve's asset buying programme. This contrasted with Q1 2013 which benefited from an early market rally.

•	Credit Markets fell significantly as spreads widened in response to a potential reduction in quantitative easing. This contrasted with the credit rally seen in early Q1 2013.

•	Expenses fell by 8%, as the compensation ratio was maintained at the Q1 2013 level.

•	Third party assets fell by £20 billion, reflecting the continued reduction in trading assets in line with the strategic decision to reduce risk and focus on core strengths.

Q2 2013 compared with Q2 2012
•
The effect of Markets' work on balance sheet scale and risk reduction is evident when comparing results over the last year, both in terms of the successful reshaping of the balance sheet and the inevitable impact of this on opportunities for income generation.

•
Income declined by 23% and RWAs by 20%. Lower levels of risk combined with the uncertain Q2 2013 trading conditions led to declines in the Rates and Credit businesses and Asset Backed Products was negatively affected by the sell-off in agency securities. This was partially offset by an improved Currencies performance, as the Options desk benefited from heightened volatility.

•	Costs were reduced significantly, driven by headcount reductions and a lower compensation ratio of 37% versus 39% in Q2 2012.

Central items

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Central items not allocated	104	(183)	140	(36)	7

Note:
(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

H1 2013 compared with H1 2012
•	Central items not allocated represented a credit of £104 million compared with a debit of £183 million in H1 2012.

•
The movement was primarily due to gains of £460 million on disposals of available-for-sale securities, up £231 million versus H1 2012 and the non-repeat of IT incident costs of £125 million taken in H1 2012, partially offset by a £130 million charge recorded in H1 2013 in relation to litigation and conduct matters.

Q2 2013 compared with Q1 2013
•	Central items not allocated represented a credit of £140 million compared with a debit of £36 million in Q1 2013.

•
The movement was primarily due to gains of £355 million on disposals of available-for-sale securities, up £250 million versus Q1 2013 partially offset by a £95 million charge in Q2 2013 in relation to litigation and conduct matters.

Q2 2013 compared with Q2 2012
•	Central items not allocated represented a credit of £140 million compared with a credit of £7 million in Q2 2012.

•
The movement was primarily due to securities gains of £355 million and the non-repeat of IT incident costs taken in Q2 2012. Significant items offsetting these included higher unallocated costs in Group Treasury, up £72 million largely due to volatile items under IFRS, as well as the £95 million charge relating to litigation and conduct matters.

Non-Core

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	2	201	30	(28)	86

Net fees and commissions	38	60	18	20	29
Income/(loss) from trading activities	179	(401)	134	45	(131)
Other operating income
- rental income	81	301	33	48	133
- other (1)	66	109	58	8	(116)

Non-interest income	364	69	243	121	(85)

Total income	366	270	273	93	1

Direct expenses
- staff	(116)	(155)	(55)	(61)	(82)
- operating lease depreciation	(41)	(152)	(14)	(27)	(69)
- other	(64)	(87)	(36)	(28)	(46)
Indirect expenses	(100)	(131)	(51)	(49)	(65)

	(321)	(525)	(156)	(165)	(262)

Operating profit/(loss) before impairment losses	45	(255)	117	(72)	(261)
Impairment losses	(831)	(1,096)	(398)	(433)	(607)

Operating loss	(786)	(1,351)	(281)	(505)	(868)

Note:
(1)	Includes losses/gains on disposals (H1 2013 - £68 million loss; H1 2012 - £143 million gain; Q2 2013 - £11 million loss; Q1 2013 - £57 million loss and Q2 2012 - £39 million loss).

Non-Core (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Analysis of income/(loss) by business
Banking and portfolios	144	60	152	(8)	(117)
International businesses	72	161	27	45	76
Markets	150	49	94	56	42

Total income	366	270	273	93	1

Income/(loss) from trading activities
Monoline exposures	18	(191)	25	(7)	(63)
Credit derivative product companies	9	(7)	6	3	31
Asset-backed products (1)	36	68	16	20	37
Other credit exotics	15	(49)	-	15	(69)
Equities	1	2	1	-	3
Banking book hedges	3	(22)	-	3	(22)
Other	97	(202)	86	11	(48)

	179	(401)	134	45	(131)

Impairment losses
Banking and portfolios (2)	856	1,190	415	441	706
International businesses	6	25	4	2	14
Markets	(31)	(119)	(21)	(10)	(113)

Total impairment losses	831	1,096	398	433	607

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Banking and portfolios (4)	3.9%	3.6%	4.0%	3.4%	4.2%
International businesses	1.5%	3.0%	2.0%	0.8%	3.4%
Markets	-	(2.6%)	-	-	(4.4%)

Total	3.9%	3.6%	4.0%	3.3%	4.2%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes Ulster Bank impairment losses (H1 2013 - £431 million; H1 2012 - £455 million; Q2 2013 - £189 million; Q1 2013 - £242 million and Q2 2012 - £191 million).
(3)	Includes disposal groups.
(4)
Ulster Bank (H1 2013 - 6.8%; H1 2012 - 6.8%; Q2 2013 - 5.9%; Q1 2013 - 7.4% and Q2 2012 - 5.7%). Banking and portfolios excluding Ulster Bank (H1 2013 - 2.8%; H1 2012 - 2.8%; Q2 2013 - 3.3%; Q1 2013 - 2.0% and Q2 2012 - 3.9%).

Key metrics
	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	%	%	%	%	%

Performance ratio
Net interest margin	(0.06)	0.28	0.15	(0.25)	0.24

Non-Core (continued)

Key metrics (continued)
	30 June 2013	31 March 2013		31 December 2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (1)	46.4	52.0	(11%)	55.4	(16%)
Loan impairment provisions	(11.4)	(11.2)	2%	(11.2)	2%

Net loans and advances to customers	35.0	40.8	(14%)	44.2	(21%)

Total third party assets (excluding derivatives)	45.4	52.9	(14%)	57.4	(21%)
Total third party assets (including derivatives)	50.0	58.3	(14%)	63.4	(21%)

Risk elements in lending (1)	20.9	20.7	1%	21.4	(2%)
Provision coverage (2)	55%	54%	100bp	52%	300bp
Customer deposits (1)	2.7	2.8	(4%)	2.7	-

Risk-weighted assets
- Credit risk
- non-counterparty	33.0	38.7	(15%)	45.1	(27%)
- counterparty	7.8	9.9	(21%)	11.5	(32%)
- Market risk	4.3	4.8	(10%)	5.4	(20%)
- Operational risk	1.2	1.2	-	(1.6)	175%

	46.3	54.6	(15%)	60.4	(23%)

Notes:
(1)	Excludes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

	30 June 2013	31 March 2013	31 December 2012
	£bn	£bn	£bn

Gross customer loans and advances
Banking and portfolios	45.6	51.2	54.5
International businesses	0.8	0.8	0.9

	46.4	52.0	55.4

Risk-weighted assets
Banking and portfolios	41.4	48.9	53.3
International businesses	1.4	1.8	2.4
Markets	3.5	3.9	4.7

	46.3	54.6	60.4

Third party assets (excluding derivatives)
Banking and portfolios	41.1	47.2	51.1
International businesses	0.8	1.1	1.2
Markets	3.5	4.6	5.1

	45.4	52.9	57.4

Non-Core (continued)

Third party assets (excluding derivatives)

	31 March 2013	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2013
Quarter ended 30 June 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	20.1	(0.7)	(0.8)	-	(0.4)	0.1	18.3
Corporate	23.9	(3.1)	(0.9)	0.2	-	(0.2)	19.9
SME	0.8	(0.1)	(0.2)	-	-	-	0.5
Retail	3.2	(0.2)	-	-	-	-	3.0
Other	0.3	(0.1)	-	-	-	-	0.2
Markets	4.6	-	(1.1)	-	-	-	3.5

Total (excluding derivatives)	52.9	(4.2)	(3.0)	0.2	(0.4)	(0.1)	45.4

	31 December 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2013
Quarter ended 31 March 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	22.1	(1.9)	(0.2)	-	(0.4)	0.5	20.1
Corporate	25.5	(1.7)	(1.0)	0.3	-	0.8	23.9
SME	1.0	(0.2)	-	-	-	-	0.8
Retail	3.2	(0.2)	-	-	-	0.2	3.2
Other	0.5	(0.2)	-	-	-	-	0.3
Markets	5.1	(0.3)	(0.4)	-	-	0.2	4.6

Total (excluding derivatives)	57.4	(4.5)	(1.6)	0.3	(0.4)	1.7	52.9

	31 March 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2012
Quarter ended 30 June 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	29.1	(1.2)	(0.2)	-	(0.4)	(0.4)	26.9
Corporate	40.1	(1.7)	(5.9)	0.5	(0.2)	-	32.8
SME	1.9	(0.3)	(0.1)	0.1	-	-	1.6
Retail	4.2	(0.3)	-	0.1	(0.1)	0.1	4.0
Other	0.6	(0.2)	-	-	-	-	0.4
Markets	7.4	(0.7)	(0.5)	-	0.1	0.1	6.4

Total (excluding derivatives)	83.3	(4.4)	(6.7)	0.7	(0.6)	(0.2)	72.1

Note:
(1)	Disposals of £0.4 billion have been signed as at 30 June 2013 but are pending completion (31 March 2013 - £0.3 billion; 30 June 2012 - nil).

	30 June 2013	31 March 2013	31 December 2012
Commercial real estate third party assets	£bn	£bn	£bn

UK (excluding NI)	6.5	7.6	8.9
Ireland (ROI and NI)	5.3	5.5	5.8
Spain	1.4	1.4	1.4
Rest of Europe	4.4	4.7	4.9
USA	0.7	0.8	0.9
RoW	-	0.1	0.2

Total (excluding derivatives)	18.3	20.1	22.1

Non-Core (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Impairment losses by donating division and sector (1)

UK Retail
Personal	(1)	3	-	(1)	1

Total UK Retail	(1)	3	-	(1)	1

UK Corporate
Manufacturing and infrastructure	(3)	14	(5)	2	7
Property and construction	123	78	63	60	23
Transport	34	14	25	9	16
Financial institutions	(8)	(2)	(7)	(1)	(3)
Lombard	2	22	2	-	12
Other	8	17	6	2	11

Total UK Corporate	156	143	84	72	66

Ulster Bank
Commercial real estate
- investment	129	136	82	47	52
- development	243	262	88	155	120
Other corporate	54	51	16	38	17
Other EMEA	5	6	3	2	2

Total Ulster Bank	431	455	189	242	191

US Retail & Commercial
Auto and consumer	28	20	15	13	11
Cards	-	4	-	-	(1)
SBO/home equity	46	62	19	27	44
Residential mortgages	3	7	1	2	4
Commercial real estate	6	(1)	7	(1)	2
Commercial and other	(2)	(7)	-	(2)	(3)

Total US Retail & Commercial	81	85	42	39	57

International Banking
Manufacturing and infrastructure	(52)	5	(49)	(3)	(1)
Property and construction	209	322	124	85	236
Transport	6	147	(1)	7	134
Telecoms, media and technology	4	27	1	3	11
Financial institutions	(30)	(114)	(20)	(10)	(102)
Other	28	23	30	(2)	14

Total International Banking	165	410	85	80	292

Other
Wealth	-	-	(1)	1	1
Central items	(1)	-	(1)	-	(1)

Total Other	(1)	-	(2)	1	-

Total impairment losses	831	1,096	398	433	607

Note:
(1)	Impairment losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

Non-Core (continued)

	30 June 2013	31 March 2013	31 December 2012
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Corporate
Manufacturing and infrastructure	-	0.1	0.1
Property and construction	2.4	3.3	3.6
Transport	3.7	3.9	3.8
Financial institutions	0.1	0.1	0.2
Lombard	0.3	0.3	0.4
Other	1.4	3.5	4.2

Total UK Corporate	7.9	11.2	12.3

Ulster Bank
Commercial real estate
- investment	3.4	3.4	3.4
- development	7.4	7.6	7.6
Other corporate	1.6	1.6	1.6
Other EMEA	0.3	0.4	0.3

Total Ulster Bank	12.7	13.0	12.9

US Retail & Commercial
Auto and consumer	0.6	0.6	0.6
SBO/home equity	1.9	2.0	2.0
Residential mortgages	0.4	0.4	0.4
Commercial real estate	0.3	0.4	0.4
Commercial and other	0.1	0.1	0.1

Total US Retail & Commercial	3.3	3.5	3.5

International Banking
Manufacturing and infrastructure	2.1	2.7	3.9
Property and construction	10.5	11.1	12.3
Transport	1.4	1.6	1.7
Telecoms, media and technology	0.8	1.0	0.4
Financial institutions	4.3	4.6	4.7
Other	3.2	3.3	3.7

Total International Banking	22.3	24.3	26.7

Other
Wealth	0.1	-	-
Central Items	0.1	-	-

Total other	0.2	-	-

Gross loans and advances to customers (excluding reverse repurchase agreements)	46.4	52.0	55.4

Non-Core (continued)

Key points
Non-Core third party assets fell to £45 billion at the end of H1 2013, an overall reduction to date of £213 billion, or 83%, since the division was set up. This has been achieved through a mixture of disposals, run-off and impairments. As of 30 June 2013, the Non-Core funded balance sheet was c.5% of the Group's funded balance sheet compared with 21% when the division was created. Non-Core remains on target to reach its third party asset target of c.£40 billion, a reduction of approximately 85% of its original portfolio, by the end of 2013. We are revising our target to c.£36-38 billion given the strong first half performance.

H1 2013 compared with H1 2012
•	Third party assets of £45 billion were £27 billion lower, reflecting disposals of £11 billion and run-off of £16 billion.

•	Risk-weighted assets decreased by £36 billion, principally driven by disposals and run-off.

•	An operating loss of £786 million was £565 million lower than H1 2012, driven by lower impairments and expenses.

•
Impairments of £831 million were £265 million favourable to H1 2012, primarily due to one significant provision within the Project Finance portfolio in H1 2012. Although the decline was primarily driven by non-Ulster Bank portfolios, Ulster Bank-originated impairments also fell by £24 million.

•	Expenses fell by £204 million, driven by a £111 million reduction in operating lease depreciation principally due to the sale of RBS Aviation Capital in Q2 2012.

•	Headcount declined by 42% to 2,200 reflecting divestment activity and run-off across the business.

•
Income increased by £96 million, with a £580 million improvement in income from trading activities (£179 million gain in H1 2013 versus a £401 million loss in H1 2012) substantially offset by a £220 million fall in rental income (driven by the sale of RBS Aviation Capital in Q2 2012). In addition, disposal losses were £211 million higher (attributable to large disposal gains in Q1 2012) and net interest income fell by £199 million as a result of continued divestments and run-off.

Q2 2013 compared with Q1 2013
•	Third party assets fell by £8 billion to £45 billion, driven by disposals of £3 billion and run-off of £4 billion.

•	Risk-weighted assets fell by £8 billion to £46 billion, primarily driven by disposals and run-off.

•
An operating loss of £281 million was £224 million lower, driven by a £89 million improvement in income from trading activities, a £58 million increase in net interest income which includes a one-off interest recovery and a £46 million reduction in disposal losses.

Q2 2013 compared with Q2 2012
•
Operating loss was £587 million lower, driven by a £265 million increase in income from trading activities, £209 million lower impairments and £106 million lower costs (largely reflecting a £55 million reduction in operating lease depreciation).

•	Income increased by £272 million driven by a £265 million improvement in income from trading activities reflecting favourable market conditions in Q2 2013.

•	Impairments of £398 million were £209 million favourable, primarily due to one significant provision within the Project Finance portfolio in Q2 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 August 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary